N E W S R E L E A S E

February 6, 2003	TSX Venture Exchange: CPQ

CANPLATS ANNOUNCES CLOSING OF $44,000 PRIVATE PLACEMENT
AND DEBT SETTLEMENT

Vancouver, B.C. -- Canplats Resources Corporation reports the closing today of a private placement of 440,000 common shares at $0.10 per share. The private placement raised $44,000 for corporate and administrative requirements. Common shares issued in the placement have a four-month hold period that expires June 6, 2003.

The company also announces TSX Venture Exchange approval of a debt settlement with respect to $50,000 owed to a creditor. The settlement involves issuance by Canplats of 500,000 common shares at a price of $0.10 per share. The hold period of the common shares issued for the debt settlement expires on May 31, 2003.

Canplats holds a number of well-located properties in the Nipigon Plate in a district northeast of Thunder Bay, Ontario, of geology favourable for PGE-rich mineralization.

For further information, contact:

R.E. Gordon Davis Chairman, President and C.E.O. Direct: (604) 484-8220	Paul LaFontaine Manager, Investor Relations Direct: (604) 484-8212 N.A/ toll-free: (866) 338-0047 info@canplats.com http://www.canplats.com

To receive Canplat’s news releases by e-mail, contact Paul LaFontaine, manager, investor relations, at info@canplats.com ~or (866) 338-0047. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Some of the statements contained in the company’s news releases may be forward-looking statements such as the company’s future plans, objectives and goals. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include general and economic conditions as well as those described in Canplats’ SEC Form 20F as amended.